

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail:
Mr. James Brace
Chief Financial Officer
Wells-Gardner Electronics Corp.
9500 W. 55th Street
Suite A
McCook, IL 60525-3605

> **Re:** **Wells-Gardner Electronics Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-8250**

Dear Mr. Brace:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures, page 10

1. Please include your conclusion on management's evaluation of the adequacy and effectiveness of the Company's disclosure controls and procedures, as of the end of the period, in the section on Evaluation of Disclosure Controls and Procedures. The Form 10-K filing for 2011 contains this conclusion in the section on Management's Annual Report on Internal Control Over Financial Reporting.

<u>Management's Annual Report on Internal Control Over Financial Reporting</u>

2. Please amend the 2011 Form 10-K filing to disclose management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, as required by Item 308(a)(3) of Regulation S-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rob Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director